Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

A&Q Technology Fund LLC

If you do not want to sell your limited liability company interests at this time please disregard this notice. This is simply notification of the Fund's tender offer.

September 19, 2017

Dear A&Q Technology Fund LLC Investor:

We are writing to inform you of important dates related to the tender offer by A&Q Technology Fund LLC (the "Fund"). If you are not interested in selling your limited liability company interests ("Interests") at this time, please disregard this notice and take no action.

The tender offer period will begin on September 19, 2017 and end on October 17, 2017, and any Interests tendered to the Fund will be valued on December 31, 2017 (the "Valuation Date") for purposes of calculating the purchase price of such Interests. The purpose of the tender offer is to provide liquidity to investors who hold Interests in the Fund. Fund Interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Repurchases of Interests or portions thereof from investors by the Fund are made in the form of non-transferable promissory notes. In prior tender offers by the Fund, investors that tendered their entire Interest in the Fund received two promissory notes: (i) one note in an amount equal to approximately 95% of the unaudited net asset value of the investor's Interest, generally payable within 60 days after the Valuation Date; and (ii) a second note for the balance of the investor's capital account, payable after completion of the audit of the financial statements of the Fund for that calendar year. Commencing with this offer, each tendering investor will receive only one promissory note with an aggregate value equal to 100% of the estimated, unaudited net asset value of the tendered portion of the investor's Interest determined as of the Valuation Date, regardless as to whether the investor tenders a portion of its Interest or its entire Interest in the Fund. This promissory note will not be subject to any audit adjustments, and will not bear any interest. As a result, a tendering investor will receive payment of its promissory note in full approximately 60 days after the Valuation Date, rather than in March or April of the following year.

Should you wish to sell any of your Interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the enclosed postage-paid envelope or by fax. If you do not wish to sell any of your Interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Fund Interests must be received by BNY, either by mail or by fax, in good order, by October 17, 2017. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

A&Q Technology Fund LLC